Exhibit 12
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in thousands of dollars)	2005	2004	2003	2002	2001

Earnings:
Income before taxes	$543,574	$552,666	$523,987	$522,705	$95,477

Add: Fixed charges, excluding interest on deposits	243,239	191,648	179,903	169,788	299,872

Earnings available for fixed charges, excluding interest on deposits	786,813	744,314	703,890	692,493	395,349
Add: Interest on deposits	446,919	257,099	288,271	385,733	654,056

Earnings available for fixed charges, including interest on deposits	$1,233,732	$1,001,413	$992,161	$1,078,226	$1,049,405

Fixed Charges:
Interest expense, excluding interest on deposits	$232,435	$178,842	$168,499	$157,888	$285,445
Interest factor in net rental expense	10,804	12,806	11,404	11,900	14,427

Total fixed charges, excluding interest on deposits	243,239	191,648	179,903	169,788	299,872
Add: Interest on deposits	446,919	257,099	288,271	385,733	654,056

Total fixed charges, including interest on deposits	$690,158	$448,747	$468,174	$555,521	$953,928

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	3.23x	3.88x	3.91x	4.08x	1.32x
Including interest on deposits	1.79x	2.23x	2.12x	1.94x	1.10x